COASTAL PACIFIC PROVIDES RESULTS FROM INITIAL SANTA RITA PROPERTY VISIT

CALGARY, Alberta, February 8, 2011 - Coastal Pacific Mining Corp. (OTCQB: CPMCF) ("Coastal Pacific” or the “Company") www.coastalpacificminingcorp.com, has received and reviewed analytical results from its due diligence evaluation of the Santa Rita property.

Mr. Rick Walker, B.Sc., M.Sc., P.Geo., a Geoscientist and Qualified Person as defined by NI 43-101, the Company’s independent geologist, visited the property in December (ref December 16, 2010 News Release) and reported that he considered the property highly prospective for polymetallic Ag-Pb-Zn manto and / vein style mineralization as previously reported.  Mr. Walker strongly recommended further work on the Property to thoroughly evaluate the mineral potential.

The following table documents the anomalous results returned from panel samples taken of mineralization from the locations described.  (Note: samples SR-10-03 and 04 were taken from different adits within the same set of workings.  Samples SR-10-06 and 07 were taken from separate and distinct veins within the same adit.)

Sample	Ag	Pb	Zn	Cu	Location
Number	g/t	%	%	ppm
SR-10-02	38.2	3.74	0.292	55	Breccia
SR-10-03	99.5	2.06	1.44	1418	Adit
SR-10-04	132.0	6.88	1.27	1560	Adit
SR-10-06	6.2	0.959	0.061	34	Adit
SR-10-07	5.0	0.486	0.188	64	Adit
SR-10-08	44.6	3.29	8.46	374	Working
SR-10-10	113.1	14.06	1.38	72	Adit

These analytical results from a limited, initial set of samples taken from a number of separate and distinct workings confirm the anomalous silver + base metal character of the manto and vein-style mineralization previously identified on the property.

Taken together with the results from previous exploration programs (as documented in the Company’s NI 43-101 report for the property), they strongly suggest the silver-rich, base metal mineralization of the manto horizon and the cross-cutting vein system.

The samples were also taken from a number of workings, many of which were separate and distinct from those previously reported.  For instance, Sample SR-10-02 was taken from a previously unreported breccia occurrence exposed in a roadcut approximately 400 m from the next nearest breccia occurrence and comprising a total of 705 m as defined by the three breccia occurrences identified to date.  Samples SR-10-03 and 04 were taken from a previously unreported set of workings in the north bank of the Rio Callancocha River, west of the documented manto horizon and south of any previously reported mineralized vein occurrences.

To date, approximately 10 sets of workings have been identified on the property, ranging from short adits along the manto horizon to relatively extensive underground workings to define the vein in the sub-surface (i.e. Level 4326 Workings).  Based on the previously mapped surface extent of the veins and manto horizon, together with the workings identified to date, the surface expression of the mineralized system is approximately 780 m east-west by 500 m north-south.

It is planned for Mr. Walker to return to Peru to oversee the initiation its 2011 exploration program on the Santa Rita property in early February.  Mr. Walker will also be conducting additional due-diligence on the adjacent Rica Plata property.

The 1200 hectares (2965 acres) Santa Rita property is located within the Central Cordillera of the Peruvian Andes in rugged terrain at elevations that vary between 4200 m (13,780 feet) to 4800 m (15,748 feet) above sea level.  Limited exploration by Gateway and others has outlined vein and replacement mineralization within the Jumasha Formation rock which may continue at depth.  The Jumasha Formation is important in central Peru for its large volume skarn deposit potential.

The technical information of this press release has been reviewed by Rick Walker, B.Sc., M.Sc., P. Geo and Qualified Person as defined by NI 43-101.

Note that no statement in this release is to be construed as there presently being actual or potential reserves identified on the Property.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
(403) 612-3001
joebucci@coastalpacificminingcorp.com

Investor Relations
Tony Collins
(877) 931-0110
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports that may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.